David Peinsipp +1 415 693 2177 dpeinsipp@cooley.com	By EDGAR

October 23, 2020

Donald Field

Dietrich King

Office of Life Sciences
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Olema Pharmaceuticals, Inc. Draft Registration Statement on Form S-1 Submitted September 21, 2020 CIK No. 0001750284

Dear Messrs. Field and King:

On behalf of Olema Pharmaceuticals, Inc. (“Olema” or the “Company”) we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 16, 2020 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on September 21, 2020 (the “DRS”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 1. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1.

Draft Registration Statement on Form S-1 submitted September 21, 2020

Overview, page 1

1.	Please disclose here when you commenced the ongoing trial of OP-1250 for the treatment of recurrent, locally advanced or metastatic ER-positive, or ER+, human epidermal growth factor receptor 2-negative, or HER2-, breast cancer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 85 and 101 of the DRS Amendment No. 1.

2.	Please revise the pipeline chart here and on page 99 to include individual columns for each of the three phases of clinical development. In addition, for the trials you anticipate commencing in 2022, more than a year from now, please either tell us why you believe it is appropriate to include them in the table or remove them. Finally, for those trials that are not likely to commence in the near term, please adjust the arrow graphic in the non-clinical column so as to avoid conveying that all non-clinical work has been performed.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800
t: (415) 693-2000 f: (415) 693-2222 cooley.com

October 23, 2020

Page Two

Response: In response to the Staff’s comment, the Company has revised the pipeline chart on pages 1, 103 and 110 of the DRS Amendment No. 1 to add in distinct columns for Phase 1 and Phase 2 clinical trials. The Company advises the Staff that for its trials that it anticipates commencing in 2022, the Company believes that it is important for investors to understand the broad scope of the potential target patient populations for OP-1250, the trials that could commence in the next 12 to 24 months and any additional cohort(s) that could be added and studied in the Company’s current Phase 1/2 clinical trial. The Company also advises the Staff that it will not be required to obtain a new Investigational New Drug Application (“IND”) for any of the programs listed on its pipeline, as it will be able to rely on its current IND for all such programs.

The Company advises the Staff that it believes that the location of all of the arrow graphics on the pipeline are accurate. For those patient populations with arrows that appear at the end of the nonclinical category, the Company does not need to complete any further nonclinical studies prior to progressing into the clinic. The Company is rather waiting to evaluate safety data and the recommended Phase 2 dose (“RP2D”) from the Phase 1 portion of its current Phase 1/2 clinical trial so as to guide its clinical approach for such patient populations. Once the Company obtains and analyzes such safety data and the RP2D, it intends on either commencing a separate Phase 1 clinical trial in such patient populations, or studying such populations as additional cohorts in its current Phase 1/2 clinical trial.

Our product candidate, page 2

3.	We note your comparisons to fulvestrant, an approved drug, and similar comparisons on page 98. We also note some similar comparisons to tamoxifen, another approved drug. Please tell us on what basis you believe you are able to make these comparisons given your early stage of development and the lack of any head-to-head clinical trials or, alternatively, delete these inappropriate comparisons. Please revise the prospectus throughout accordingly.

Response: The Company advises the staff that it has performed head-to-head nonclinical studies comparing OP-1250 with fulvestrant. The Company also performed a head-to-head nonclinical study comparing OP-1250 with tamoxifen. In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 102, 111, 112, 121, 122 and 123 of the DRS Amendment No. 1 to clarify that it has performed such head-to-head studies and that these comparisons are based off of the results of such nonclinical studies.

Implications of being an emerging growth company, page 6

4.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: In response to the Staff’s comment, the Company advises the Staff that it has not yet commenced “testing the waters” meetings with potential investors, but will supplementally provide to the Staff copies of the presentations that the Company uses in these meetings with qualified institutional buyers or institutional accredited investors. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff's comment.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800
t: (415) 693-2000 f: (415) 693-2222 cooley.com

October 23, 2020

Page Three

The outbreak of the novel coronavirus disease, COVID-19, could adversely impact our business, page 37

5.	Please revise to specifically discuss if and how COVID-19 has actually impacted your clinical trials. In this regard, we note this risk factor appears generic and does not specifically discuss if and how your clinical trials have been impacted.

Response: The Company advises the staff that it commenced its clinical trial in August 2020, during the COVID-19 pandemic. In connection with the initiation of its trial, the Company experienced some delays in setting up its current Phase 1/2 clinical trial and with clinical site setup, which it resolved. The Company has not had any further impact to date to its Phase 1/2 clinical trial. In response to the Staff’s comment, the Company has revised the disclosure on pages 38 and 87 of the DRS Amendment No. 1.

Use of proceeds, page 76

6.	We note your disclosure that you intend to use the net proceeds received from the offering to fund the clinical development of OP-1250 and other ongoing research and development activities, and for general corporate purposes, including working capital, operating expenses and capital expenditures. Please revise to disclose in greater detail the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the DRS Amendment No. 1.

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Please contact me at (415) 693-2177, Kristin VanderPas at (415) 693-2097, Jodie Bourdet at (415) 693-2054 or Denny Won at (415) 693-2032 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ David Peinsipp

David Peinsipp

cc:	Sean Bohen, Chief Executive Officer and President, Olema Pharmaceuticals, Inc.

Shane Kovacs, Chief Operating and Financial Officer, Olema Pharmaceuticals, Inc.

Kristin VanderPas, Cooley LLP

Jodie Bourdet, Cooley LLP

Denny Won, Cooley LLP

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800
t: (415) 693-2000 f: (415) 693-2222 cooley.com